DYNAMIC HYDROCARBONS LTD.
7001 Winterberry Drive
Austin, TX  78750

April 29, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549-4628

Attention:              Douglas Brown
Division of Corporate Finance
cc:                                   H. Roger Schwall, Assistant Director

By Facsimile and Federal Express

RE:         Dynamic Hydrocarbons Ltd. (the “Company”)
Registration Statement on Form S-1
File No. 333-165183
Filed March 4, 2010

Dear Sir, Madam:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to our Registration Statement filed on Form S-1.  The electronic copy of this Amendment No. 1 to Registration Statement filed on Form S-1 was filed via Edgar, with a submission date of April 29, 2010.

Below are the comments from your comment letter dated April 2, 2010, regarding our Registration Statement filed on Form S-1, each followed by the Company’s responses thereto.

Registration Statement on Form S-1

General

Comment:

1.
Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.  Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  Further, please provide updated disclosures with each amendment.  This will minimize the need for us to repeat similar comments.

Response:

We hereby provide you with a marked version of Form S-1/Amendment #1, and following we provide complete responses and have indicated the pages and sections of the marked version of the amendment where you will find our responsive changes.    To the extent comments on one section apply to similar disclosure elsewhere we have made revisions and have indicated the pages and sections for your easy reference.

Prospectus Cover Page

Comment:

2.	Prominently disclose the offering price per share at the top of the page.

Response:

We have inserted the offering price of $0.01 per common share at the top of the prospectus cover page.

Comment:

3.
Wherever you discuss the offering period, state clearly the limits of any possible extensions.  For example, on the cover page, you refer to a ninety-day period.  However, at page 6, you indicate that your board of directors has the discretion to extend the offerings for an additional 90 days.

Response:

We have updated the disclosure on the cover page to indicate that the Board of Directors may elect to extend the offering for up to an additional ninety days, at its discretion.   Please note that on Page 22/23, in the section entitled “Other Distributions”, and on Page 30 under “Terms of the Offering”, we have made the same amendment.

Comment:

4.
Revise your prospectus to make clear throughout that you have no assurance of obtaining any material proceeds from this offering.  In that regard, disclose also how funds will be allocated and your business plan altered in the event that you receive less than the maximum.  For example, rather than assuming only maximum proceeds on the cover page and elsewhere, discuss also other lesser thresholds, such as 25% of the maximum.

Response:

We have revised the prospectus to make it clear throughout that we have no assurance of obtaining any material proceeds from this offering.   In this regard, we have disclosed how funds will be allocated and our business plan altered in the event that we receive less than the maximum.  We have updated our disclosure on the Cover Page, paragraphs one and three, to clearly indicate that our business plan will be materially and adversely affected if we are unable to raise the maximum proceeds.  Due to space constraints on the cover page, we refer the reader to the Use of Proceeds section which has been amended to disclose various  levels of funding raised as to the use of proceeds should we raise 25%, 50%,  and 75% of funds under this prospectus.  We have further amended our disclosure to advise there can be no assurance of any proceeds being raised.   You will find these amendments on Page 5 under “Prospectus Summary”, on Page 19 under “Use of Proceeds”, on Page 30 under “Terms of the Offering” and on Page 36 under “Liquidity”.

Prospectus Summary, page 5

Comment:

5.	Where you refer to being “successful” in completing the offering, revise to clarify what constitutes success in that context.

Response:

We have amended the disclosure under Prospectus Summary on Page 5 to more clearly indicate that success is a function of our ability to raise sufficient cash and working capital to undertake the business plan.  This is accomplished by qualifying the statement, and further referring the reader to Use of Proceeds section.

Risk Factors, page 7

Comment:

6.
Revise the introductory paragraph to make clear that you describe in this section the known, material risks and eliminate any text—such as “general description of significant risk facts”—which may suggest otherwise.

Response:

We have amended the disclosure to Risk Factors in the introductory paragraph on Page 8 to detail the “known” material risks and eliminate any text such as “general description……….facts”.

Comment:

7.
Ensure that your prospectus does not present an unbalanced picture of your business or prospects.  As an example, you appear to have no ongoing business operations and negative working capital, and you only have a presumably part-time sole director/officer with no experience in the oil and gas industry.  Many of your risk factors do not appear germane to your current operations or status, and they fail to precisely describe or adequately highlight those risks that you face now or in the foreseeable future.  Please revise your prospectus generally to provide proper balance, and revise this section in particular to hone in on the risks your business and your potential investors face.

Response:

We have revised our prospectus generally to provide proper balance and more particularly to hone in on the risks our business and our potential investors face.   We have made a number of amendments to our section on “Risk Factors” beginning on Page 8, including but not limited to addressing the risks associated with presently limited operations, sole director/officer with no experience in the oil and gas industry, and several others that we have identified as assisting in providing a more balanced picture of our business and prospects.  These changes are located throughout the section entitled Risk Factors.

Comment:

8.
For example, the references to “estimates of hydrocarbon potential” and categories of resources and reserves at page 9 appear inapplicable at this point and, absent a compelling explanation to us, should be removed from the prospectus.  Similarly, you should include a new risk factor which highlights under an appropriate caption that the going concern limitation your independent auditors include in the report which you provide at page F-2.

Response:

The “estimate of hydrocarbon potential” risk factor has been removed, and we have inserted a risk factor pertaining to the going concern limitation, in the forefront of the Risk Factors section on Page 8.

Comment:

9.	We note that a number of your risk factors are duplicative of other risk factors in your filing. Please revise your discussion so that it is concise and organized logically.

Response:

We have substantially reorganized the Risk Factors section beginning on Page 8 to more concisely and logically discuss the risk factors related to our Company.  Particularly, we have moved those factors that are most directly material to our current status and prospects to the forefront, followed by stock and market risks, and concluding with oil and gas industry risks which may be implied to our business.  We have also sought to eliminate duplicative risk factors, particularly those that were present in those risks related to the oil and gas industry.

Comment:

10.
Further, we also note that a number of your risk factor subheadings are overly general and include a number of risks.  Please revise to ensure that each risk is addressed with a separate subheading and that the subheadings address specific risks.

Response:

As part of the process undertaken in response to Comment 9 above, several remaining risk factors were clarified and/or broken out into more distinct presentation and description of the risks.

Comment:

11.
Similarly, the caption “If We Lose the Services of Any of Our Management Team” requires revision to highlight the actual risk and the ensuing text should not refer to a “team” when you have no employees.  Unless you have executed consulting contracts or have other agreements with the referenced individuals, it appears premature to refer to them anywhere in your document.

Response:

This specific risk factor was removed, and we’ve separately added in additional risk discussions in regards to management that is more applicable to our present situation.

Use of Proceeds, page 14

Comment:

12.
As suggested above in comment 3, expand this section to provide enhanced disclosure, preferably with accompanying tabular entries, to show how you would allocate proceeds at lesser thresholds.  We note the tabular disclosure you provide at page 15, for example.

Response:

We have amended “Use of Proceeds” on Page 30 to provide for the allocation of proceeds at lesser thresholds and  to reflect the additional risks associated with such thresholds.

Comment:

13.
We note your disclosure that the remaining funds from the offering will be used for, “…the payment of $1,500 per month salary to [y]our sole officer and director…,” but in your executive compensation disclosure you state that “[y]our executive officer anticipates that he will not receive, accrue, earn, be paid or awarded any compensation during [y]our first year of operations.”  See also, Note 2 to your financial statements on page F-8.  Please revise to clarify throughout the filing whether the proceeds of the offering will be used as compensation to your executive officer.

Response:

We have revised our disclosure under “Use of Proceeds” on Page 30 and under “Executive Compensation” on Page 38 and to Note 2 of the Audited Financial Statements on page F-8 and Note 2 of the Unaudited Financial Statements on page F-18, accordingly.

Comment:

14.
Explain further your suggestion that if you could “survive {only} several months… it will be critical that we begin to realize revenues as quickly as possible.”  It is unclear how you would be in a position to generate any revenues in the next 12 months under any of the circumstances you describe throughout your document.  Similarly, in the interest of balance, revise as appropriate your references at page 19 to your acquisition of a “portfolio of crude oil and natural gas prospects” and to a focus on “higher quality reservoirs.”

Response:

We have removed the above noted references, and provided additional disclosure, to more accurately reflect our business plan.

With respect to the references to “portfolio of crude oil…”, etc., we have also amended the disclosure accordingly on page 25 and 26, and elsewhere within this “Information With Respect to the Registrant” section commencing on Page 25.

Additional Assessments, page 24

Comment:

15.	Delete the phrase “which are currently known to us” or explain why you believe you may include this limitation.

Response:

The phrase “which are currently known to us” under Additional Assessments on Page 30 has been deleted.

Comment:

16.
Obtain and file a new or revised opinion of counsel which states explicitly that the shares will when sold be legally issued, fully paid and non-assessable.  In that regard, we refer you to Item 601(b)(5) of Regulation S-K.  The current opinion suggests that the shares “have been… non-assessable.”

Response:

The revised opinion of counsel is filed as an exhibit to the Form S-1/Amendment #1.

Rule 144, page 27

Comment:

17.
We note your statement that you are not a shell company.  Please provide us with a detailed explanation of the basis for your belief that you are not a shell company given your current assets and operations.

Response

We have further reviewed the policy, and amended Rule 144 section on Pages 34/35, to indicate that we are a shell company and referenced the section of Rule 144 that would apply based on our determination that we are a defined shell company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment:

18.
We note you intend to use the proceeds from the offerings to complete the geological evaluation of the PNG Lease and to meet the requests from your general operations.  Please expand your disclosure to include details of the cash requirements to implement your business plan in the next twelve months.  We refer you to the disclosure requirements of Item 303(a)(1) of Regulation S-K.

Response:

We have expanded our disclosure under Management’s Discussion and Analysis of Financial Condition and Results of Operations starting on Page 36, to include details of the cash requirements to implement our business plan in the next twelve months.

Directors, Executive Officers, page 30

Comment:

19.
Revise to clarify what percentage of this professional time Mr. Petrucci devotes exclusively to Dynamic Hydrocarbons.  Also, provide the months and years for the start and end dates for each position she has held in the past five years.  If you retain the reference to Tower’s profitability in its first year, supplementally provide us with the basis for this assertion, as well as a description of its financial results in subsequent periods.  If you retain the assertion regarding his (by himself) stabilizing declining revenues and producing 10% growth at Kyocera Mita, disclose the number of employees, and provide appropriate context and support for the assertion.

Response:

We have updated our disclosure under Directors, Executive Officers starting on Page 37 to clarify the percentage of professional time Mr. Petrucci devotes exclusively to Dynamic Hydrocarbons.  Additionally, we have added start  and end dates for his prior positions, and removed references to Tower’s profitability and Kyocera’s growth.

Identification of Certain Significant Employees, page 30

Comment:

20.
If you enter into written agreements with those individuals and retain a description of their business experience, provide their ages and the dates that the “significant discoveries” were made by Mr. Schwartzenberger.

Response:

While we have not yet entered into a written agreement with either individual, if we are successful in raising sufficient funds under the Offering, we intend to do so.  We have amended their business experience descriptions of these two individuals, on page 38, to be more consistent with the requirements under 229.201(c).

Note 5 – Federal income tax, page F-10

Comment:

21.
You have described your federal income taxes as refundable; however, the losses that you have incurred since your inception represent net operating losses tat can be carried forward to future periods, not amounts that are refundable.  Therefore, please revise your disclosure to eliminate any reference that your net operating losses are refundable.  In addition, it does not appear that the expenses you incurred during the current period are non-deductible (or represent permanent differences).  If you agree, please revise your disclosure to reflect the amount as a change in the valuation allowance as opposed to non-deductible differences.

Response:

We concur with this position, and our note disclosure under Federal Income Tax on page F-9/F-10 of our Audited Financial Statements has been revised accordingly.

Other Expenses, page 34

Comment:

22.	Disclose in the Use of Proceeds section to whom the “Costs of draft Prospectus” are due and for what services in particular they were incurred.

Response:

We have disclosed in the “Use of Proceeds” section on page 20 the company retained to undertake the S-1 filing, and the services breakdown, as a footnote to the Use of Proceeds table.  We have also footnoted the table on page 42 in the Other Expenses of Issuance and Distribution section.

Exhibit 10.1

Comment:

23.	We note that the Farmout Agreement as filed is unsigned. Please file as an exhibit an executed version of the agreement.

Response:

A copy of the executed version of the  Farmout Agreement if filed as an exhibit to the Form S-1/Amendment #1.

We trust that the foregoing is responsive to the staff’s comments.

We would request that you fax a copy of any further correspondence to our filing agent at (403) 272 3620 as well as to legal counsel and the Company and we thank you for this consideration.

Yours truly,

 /s/ Ronald Petrucci
Ronald Petrucci
Chief Executive Officer, Chief Financial Officer, Director

cc:  Gersten Savage – P. Gennuso
file